Filed by Talmer Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Company: Talmer Bancorp, Inc. (Commission File No. 001-36308)

YOUR VOTE IS IMPORTANT
PLEASE VOTE THE ENCLOSED PROXY CARD TODAY

July 5, 2016
Dear Fellow Shareholder,
The Special Meeting of Shareholders of Talmer Bancorp, Inc. is rapidly approaching. According to our latest records, we still have not received your voting instructions for our upcoming Special Meeting of Shareholders to be held on Thursday, July 14, 2016, to vote on our proposed merger agreement with Chemical Financial Corporation and related matters.
Your vote is extremely important, no matter how many shares you hold. Please take a moment to VOTE your shares by signing, dating and returning the enclosed proxy card as soon as possible or, alternatively, you can vote via the Internet (see the instructions below). If we do not receive your vote, we may have to adjourn and continue to request shareholder participation to reach a required quorum, which may result in additional costs for your company.
For the reasons set forth in the joint proxy statement and prospectus, the Talmer Bancorp board of directors has unanimously adopted the merger agreement and authorized and approved the merger and unanimously recommends that you vote FOR the proposal to approve the merger agreement, FOR the Talmer Bancorp merger-related compensation proposal, and FOR the Talmer Bancorp adjournment proposal.
If you need assistance voting your shares, please call D.F. King & Co., Inc. toll free at (866) 745-0264 or collect at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,
/s/ David T. Provost
David T. Provost
President and Chief Executive Officer

You may use one of the following simple methods to promptly provide your voting instructions:
1. Internet:  Have the control number listed on the enclosed voting instruction form ready and follow the online instructions at www.proxyvote.com.
2. Mail:  Sign, date, mark and return the enclosed voting instruction form in the postage-paid return envelope provided.

Additional Information about the Transaction
This communication is being made in respect of the merger involving Talmer Bancorp, Inc. (“Talmer”) and Chemical Financial Corporation (“Chemical”). Chemical has filed a registration statement on Form S-4, including amendments thereto, with the Securities and Exchange Commission (SEC) containing a prospectus for Chemical and a joint proxy statement to be used by Talmer and Chemical to solicit the required approvals of their respective shareholders of the merger and other relevant documents concerning the transaction. The registration statement was declared effective by the SEC on June 9, 2016. Talmer and Chemical may also file other documents with the SEC concerning the proposed merger. BEFORE MAKING AN INVESTMENT OR VOTING DECISION, INVESTORS AND SHAREHOLDERS OF TALMER AND CHEMICAL ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS AND JOINT PROXY STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TALMER, CHEMICAL AND THE TRANSACTION. Investors can obtain these documents free of charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC in connection with the merger can also be obtained without charge, at Talmer’s website at www.talmerbank.com (which website is not incorporated herein by reference), or by contacting Talmer Bancorp, Inc., 2301 West Big Beaver Road, Suite 525, Troy, Michigan 48084, Attention: Brad Adams, Investor Relations, telephone 248-498-2862, or at Chemical’s website at www.chemicalbankmi.com (which website is not incorporated herein by reference), or by contacting Chemical Financial Corporation, 235 East Main Street, P.O. Box 569, Midland, MI 48640-0569, Attention: Ms. Lori A. Gwizdala, Investor Relations, telephone 800-867-9757.
Participants in the Merger Solicitation
Talmer and Chemical, and their respective directors, executive officers, and certain other members of management and employees, may be soliciting proxies from Talmer and Chemical shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Talmer and Chemical shareholders in connection with the proposed transaction are set forth in the definitive prospectus and joint proxy statement filed with the SEC. Information about Talmer’s directors and executive officers can be found in Talmer’s Annual Report on Form 10-K, Amendment No. 1, as filed with the SEC on March 30, 2016, and other documents subsequently filed by Talmer with the SEC. Information about Chemical’s directors and executive officers can be found in Chemical’s definitive proxy statement in connection with its 2016 annual meeting of shareholders, as filed with the SEC on March 4, 2016, and other documents subsequently filed by Chemical with the SEC. Additional information regarding the interests of such participants are included in the definitive prospectus and joint proxy statement and other relevant documents regarding the merger filed with the SEC. Free copies of these documents may be obtained as described above.